Merrill Lynch - Alternative Investments LLC 1200 Merrill Lynch Drive (1B) Pennington, New Jersey 08534

Bank of America Corporation

February 29, 2012

Kevin Woody
United States Securities and Exchange Commission
Mail Stop 3010
100 F Street, N.W.
Washington, D.C. 20549

Re:	Systematic Momentum FuturesAccess LLC
Form 10-K for Fiscal Year Ended December 31, 2010
Filed March 15, 2011
File No. 000-52505

Dear Mr. Woody:

Merrill Lynch Alternative Investments LLC ("MLAI"), the manager of Systematic Momentum FuturesAccess LLC (the "Fund"), thanks you for your letter of February 14, 2012, providing comments to the above-referenced filing. On behalf of the Fund, MLAI has reviewed your comment and has provided a response below. For your convenience, we have included your comment below in bold with the corresponding response.

Form 10-K

Exhibit 13.01

General

1.
We note your response to our prior comment two. Please tell us how you determined it was appropriate to use $113,775,747 as your denominator for your income test. Within your response, please tell us how you determined it was unnecessary to use Net income of $88,361,988 for your 2010 income test. Please refer to Rule 3-09 of Regulation S-X.

For purposes of the Fund's applying the income test in determining whether an underlying fund is a significant subsidiary, the Fund applies the income that it receives from the underlying fund for the numerator of the calculation ratio, and similarly the Fund applies the aggregate income that it receives from all underlying funds as the denominator for the calculation ratio. The Fund believes that this symmetrical approach is internally consistent and provides a more accurate picture of the significance of each underlying fund to this Fund from an income perspective than would dividing the income from a particular underlying fund by the Fund's net income after adjusting for Fund-level expenses.

Mr. Kevin Woody
February 29, 2012

In connection with your comment letter and the filing noted above, the Fund acknowledges the following:

1.	the Fund is responsible for the adequacy and accuracy of the disclosure in the filing;

2.	staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and

3.	the Fund may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

Very truly ours

/s/ Barbra E. Kocsis

Barbra E. Kocsis

cc:     Mark Borrelli